Exhibit 99.1

Corporate Communications

CNH Industrial confirmed as Industry Leader in Dow Jones Sustainability World and Europe Indices for fourth consecutive year

With a winning score of 87/100, the company which is a global leader in capital goods once again demonstrates the company’s commitment to sustain its Best in Class position in the field of Sustainability.

Basildon, September 11, 2014

The Dow Jones Sustainability Indices (DJSI), World and Europe, has named CNH Industrial as Industry Leader for 2014. This is the Company’s fourth consecutive year in the Indices’ top position, an honour which is given following the careful review of the participating companies’ activities in the field. The 2014 assessment resulted in a score of 87/100 for CNH Industrial, compared with an average of 50/100 for the participating companies in the Machinery and Electrical Equipment industry. All companies chosen for consideration in the indices are evaluated by RobecoSAM, specialists exclusively focused on sustainable investment.

The DJSI World and DJSI Europe Indices are among the most prestigious sustainability-focused equity indices. Inclusion in these indices is limited to companies that are judged as exemplary in terms of their economic, environmental and social performance. 98 companies from the Machinery and Electrical Equipment industry were invited to participate in the DJSI World evaluation process, only 11 of which were then admitted to the index. For the DJSI Europe, 35 companies were invited to participate, 8 were admitted.

In response to the news of CNH Industrial’s appointment as Industry Leader, Chief Executive Officer, Richard Tobin expressed appreciation for the acknowledgement of the Company’s work in Sustainability: “We are proud to see that our endeavours have once again resulted in us being named as Industry Leader. The worthwhile practices and activities we promote are essential for future strategic development, providing us with a solid and ethical basis by which to conduct our business worldwide.”

The Company’s position in the DJSI is a reflection of the results it has achieved in a number of areas. CNH Industrial received the highest score in the principal areas of analysis in the environmental dimension (environmental policies and management system, climate strategy and water related risks) as well as in economic dimension (supply chain and innovation management).

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom

CNH Industrial is also included among other leading sustainability indices including: MSCI Global ESG Indexes, MSCI Global SRI Indexes, ECPI Global Agriculture Equity, ECPI EMU Ethical Equity, ECPI Euro Ethical Equity, ECPI Global Developed ESG Best in Class Equity, FTSE ECPI Italia SRI Benchmark e FTSE ECPI Italia SRI Leaders, Carbon Disclosure Leadership Index (CDLI), NYSE Euronext Vigeo World 120, NYSE Euronext Vigeo Europe 120, NYSE Euronext Vigeo Eurozone120.

Additional information on Sustainability at CNH Industrial: http://cnhindustrial.com/en-US/sustainability2014/Pages/homepage.aspx

Additional information on the DJSI is available at: www.sustainability-indices.com

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

For more information contact: Alessia Domanico CNH Industrial Corporate Communications Tel: +44 (0)1268 292 992 Email: mediarelations@cnhind.com www.cnhindustrial.com